Exhibit 99.1

G Medical Innovations announces receiving notice of patent issuance from the USPTO for vital signs sensors

Rehovot, Israel, Jan. 30, 2023 (GLOBE NEWSWIRE) – G Medical Innovations Holdings Ltd. (Nasdaq: GMVD) (the “Company” or “G Medical Innovations”) today announced that it has received a patent issue notification from the United States Patent and Trademark Office (“USPTO”) for its monitoring products marketed in the United States. The patent, expected to be issued on February 7, 2023, Method and System for Vital Signs Monitoring with Earpiece, covers the vital signs monitoring system that the Company is developing using multiple sensing mechanisms to be used on different body locations. This vital sign monitoring system will potentially provide physicians more versatility in patients’ monitoring and would simplify in and out-patients’ monitoring.

Together with the two patents received in December 2022, G Medical Innovations continues to strengthen its position in the market with its unique technologies and services. The Company believes that obtaining these patents places the Company at the forefront of the industry and provides the Company a significant advantage over its competitors, specifically with regards to accurate monitoring of patients. This will potentially allow the Company to increase the market size for its products and its monitoring services.

This new patent adds to the Company’s patent portfolio, which includes six granted patents G Medical Innovations has received for its product (four in the United States and two in China).

The Company currently has three more patents which are pending approval from the USPTO.

About G Medical Innovations Holdings Ltd.:

G Medical Innovations Holdings Ltd. is a healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter and Monitoring Cardiac Telemetry Patch services, utilizing a multi-channel patient-worn biosensors, with algorithms for real time analysis and transmission that captures electrocardiography (i.e. ECG) data continuously, including QT Syndrome Prolongation Detection. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (i.e., IDTF) monitoring services and private monitoring services.

Visit https://gmedinnovations.com/.

Forward-Looking Statement:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical Innovations is using forward-looking statements when it discusses: the expected issuance and issuance date of a patent from the USPTO; the Company’s expectation that such patent will provide the Company with a significant advantage over its competitors; and the pending additional patents with the USPTO. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical Innovations could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties. Except as otherwise required by law, G Medical Innovations undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investors Relations Contact:

G Medical innovations

service@gmedinnovations.com